For period ending November 30, 1996     Attachment 77Q(2)
File Number 811-6475


Strategic Global Income Fund Inc.


A Form 3 required by Section 16(a) of the Exchange Act was filed late by the following officer during the most recent fiscal year.

                                    Number of Transactions
                        Number of         Not Reported on
Name        Position with Fund      Late Reports*     Timely Basis

Emil Polit    Vice President                  1               0



* The report related solely to such person having been elected an officer of the Fund.



For period ending November 30, 1996     Attachment 77D
File Number 811-6475


Strategic Global Income Fund, Inc. may invest without limit in either collateralized or uncollateralized Brady Bonds and is not limited with respect to the percentage of its Brady Bond investments that must be issued by any specific country.